UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)
Under the Securities Exchange Act of 1934*

Garrison Capital Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
366554103
(CUSIP Number)

Daniel Friedman
General Counsel
Corbin Capital Partners, L.P.
590 Madison Avenue, 31st Floor
New York, New York 10022
(212) 634-7373
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 28, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Name of Reporting Persons Corbin Capital Partners Group, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): Not applicable
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 0
	(9)	Sole Dispositive Power: 0
	(10)	Shared Dispositive Power: 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0.0%*
(14)	Type of Reporting Person (See Instructions): OO

*	All percentages of Common Stock outstanding contained herein are based on 16,049,352 shares of Common Stock outstanding, as reported on the Issuer’s Form 10-Q filed August 10, 2020.

(1)	Name of Reporting Persons Corbin Capital Partners, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): Not applicable
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 0
	(9)	Sole Dispositive Power: 0
	(10)	Shared Dispositive Power: 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0.0%
(14)	Type of Reporting Person (See Instructions): IA

(1)	Name of Reporting Persons Corbin Opportunity Fund, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): Not applicable
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 0
	(9)	Sole Dispositive Power: 0
	(10)	Shared Dispositive Power: 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0.0%
(14)	Type of Reporting Person (See Instructions): PN

ITEM 1.	SECURITY AND ISSUER.

This Amendment No. 1 (this “Amendment”) amends the statement on Schedule 13D (as amended by this Amendment, the “Schedule 13D”) filed on January 13, 2020, and relates to the common stock, par value $0.001 per share (the “Common Stock”), of Garrison Capital Inc., a New York corporation (the “Issuer”).  The Issuer’s principal executives offices are located at 1290 Avenue of the Americas, Suite 914, New York, New York 10014.

Disclosure items set forth in the Schedule 13D shall remain in effect except to the extent expressly amended hereby and (as modified herein) are incorporated into such initial Schedule 13D filing. Capitalized terms used in this Amendment and not otherwise defined shall have the meaning ascribed to them in the Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 is hereby supplemented by the addition of the following:

On October 28, 2020, Portman Ridge Finance Corporation (“Portman”), completed its acquisition (the “Merger”) of the Issuer, pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), dated as of June 24, 2020, by and among Portman, the Issuer, Citadel Acquisition Sub Inc., a direct wholly owned subsidiary of Portman and Sierra Crest Investment Management LLC, the external investment adviser to Portman.  In accordance with the terms of the Merger Agreement, on October 28, 2020, each share of Common Stock issued and outstanding immediately prior to the Merger (other than shares owned by Portman or the Issuer or any wholly owned subsidiary of Portman or the Issuer (other than shares held in trust accounts, managed accounts and the like, or otherwise held in a fiduciary or agency capacity, that were beneficially owned by third parties) and all treasury shares) was converted into the right to receive: (i) an amount in cash, without interest, equal to approximately $1.19; and (ii) approximately 1.917 shares of common stock, par value $0.01 per share, of Portman (plus any applicable cash in lieu of fractional shares), as described in the Current Report on Form 8-K filed by the Issuer with the U.S. Securities and Exchange Commission (the “SEC”) on October 28, 2020.

Accordingly, on October 28, 2020, the Reporting Persons ceased to be the beneficial owners of any Common Stock of the Issuer.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a), 5(b), 5(c) and 5(e) are hereby supplemented by the addition of the following:

(a) − (b) As a result of the Merger, the Reporting Persons no longer beneficially own any Common Stock.

(c) None of the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of the Covered Persons has effected any transaction in the Common Stock during the past 60 days, except as described in Item 4 of this Amendment.

(e) On October 28, 2020, upon completion of the Merger, the Reporting Persons ceased to be beneficial owners of more than five percent of the Common Stock of the Issuer.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 16, 2020

CORBIN CAPITAL PARTNERS GROUP, LLC

By:	/s/ Daniel Friedman
	Name:	Daniel Friedman
	Title:	Authorized Signatory

CORBIN CAPITAL PARTNERS, L.P.

By:	/s/ Daniel Friedman
	Name:	Daniel Friedman
	Title:	General Counsel

CORBIN OPPORTUNITY FUND, L.P.

By:	Corbin Capital Partners, L.P.
its investment manager

By:	/s/ Daniel Friedman
	Name:	Daniel Friedman
	Title:	General Counsel